Exhibit 99.6

NICE Actimize Launches Cross-Asset Cloud Markets Surveillance
Solution Featuring FX and Case Management Capabilities

This approach enables users to target equities, fixed income, futures and options asset classes in a single, hybrid cloud environment

NEW YORK – March 15, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announces the launch of its next-generation Actimize Cross-Asset Cloud Markets Surveillance solution, featuring Foreign Exchange (FX) and Case Management capabilities. The solution targets foreign exchange, equities, fixed income, futures and options asset classes in a single hybrid cloud environment, and meets the unique compliance needs and regulatory requirements of both buy-side and sell-side firms.

Leveraging NICE Actimize’s more than 12 years of experience with OTC instruments, the Cloud Markets Surveillance solution provides a comprehensive package of surveillance models that enable global regulatory compliance across products and markets. The solution’s proven analytic capabilities offer fully automated surveillance and end-to-end workflow management, investigation, audit, and reporting/dashboard capabilities.

The NICE Actimize Cross-Asset Cloud Markets Surveillance solution’s Risk Case Manager (RCM), which is already deployed at numerous financial institutions, is a fully integrated, web-based case manager that offers efficient alert management, ad hoc investigation, and audit trail functionality. This combination of features improves organizational communication and minimizes redundant efforts, while meeting regulatory books and records obligations.

“Our hybrid approach provides unique capabilities across a broad range of markets,” said Puja Agrawal, Vice President & General Manager, NICE Actimize. “Our robust compliance-as-a-service cloud solution supports a predictive, preventative approach to managing risk, while maintaining integrity and offering financial organizations of all sizes a unique value proposition.”

“As regulatory demands grow, the importance of effective and technologically top-of-line trade surveillance increases — especially in terms of coverage expansion for asset classes. In an era where compliance concerns are evolving to be a major area of firm operations, a secure, flexible and cost-effective market surveillance capability is viewed as a competitive differentiator for both brokers and execution venues,” said Danielle Tierney, senior analyst at Aite Group LLC.

The Cloud Markets Surveillance solution combines a core set of NICE Actimize’s industry recognized, out-of-the-box detection scenarios with investigation capabilities, robust query and reporting tools, case management, and compliance oversight capabilities. Its turn-key implementation and reduced up-front costs mean greater affordability for firms of all sizes.

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About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Agrawal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.